UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

GLOBAL SHIP LEASE, INC.

(Name of Issuer)

Class A Common Shares, Par Value $0.01 per share

(Title of Class of Securities)

Y27183105

(CUSIP Number)

Michael S. Gross

500 Park Avenue, 5th Floor

New York, NY 10022

          (212) 993-1670

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 24, 2009

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y27183105	Page 2 of 8 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Michael S. Gross

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]
3	SEC Use Only
4	Source of Funds (See Instructions)

PF

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6	Citizenship or Place of Organization

United States of America

	7	Sole Voting Power
Number of Shares		14,139,170(1)
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 14,139,170(1)
	10	Shared Dispositive Power
		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

14,139,170(1)

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[  ]

13	Percent of Class Represented By Amount in Row (11)

26.44%(2)

14	Type of Reporting Person (See Instructions)

IN

(1)	Reflects the aggregate amount beneficially owned as of November 30, 2009.
(2)

Based upon 53,473,467 outstanding shares, which includes the 46,575,194 Class A Common Shares of the Issuer issued and outstanding as of September 30, 2009, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed on November 10, 2009, as well as the 3,007,288 Class A Common Shares underlying the Class A Warrants held by Marathon Founders, LLC and 3,850,000 Class A Common Shares underlying the Founder Warrants and 40,985 restricted stock units which will vest in January 2010 which are held by Mr. Gross.

CUSIP No. Y27183105	Page 3 of 8 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Marathon Founders, LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]
3	SEC Use Only
4	Source of Funds (See Instructions)

AF

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		5,808,645(1)
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 5,808,645(1)
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,808,645(1)

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[X]

13	Percent of Class Represented By Amount in Row (11)

11.72%(2)

14	Type of Reporting Person (See Instructions)

OO

(1)	Reflects the aggregate amount beneficially owned as of November 30, 2009.
(2)

Based upon 49,582,482 outstanding shares, which includes the 46,575,194 Class A Common Shares of the Issuer issued and outstanding as of September 30, 2009, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed on November 10, 2009, as well as the 3,007,288 Class A Common Shares underlying the Class A Warrants held by Marathon Founders, LLC.

CUSIP No. Y27183105	Page 4 of 8 Pages

Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relating to the Class A Common Shares par value $0.01 per share (“Class A Common Shares”) of Global Ship Lease, Inc. (“Global Ship Lease”) is being filed on behalf of the undersigned to amend the Schedule 13D which was originally filed on August 25, 2008 (the “Schedule 13D”) and amended by Amendment No. 1 on August 28, 2008 (the “Amendment”) and Amendment No. 2 on November 20, 2009 (“Amendment No. 2”).

In addition to disclosing an additional approximate 1% change in ownership by the Reporting Persons since the filing of Amendment No. 2, this Amendment No. 3 amends the Schedule 13D to reflect the transactions in the shares within the last 60 days prior to the filing of the Amendment No. 3.

Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2.	Identity and Background.

Mr. Gross and Marathon Founders have agreed to jointly file this Amendment No. 3. A Joint Filing Agreement was filed with Amendment No. 2 and is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of the Schedule 13D and Amendment No. 3 is hereby incorporated by reference herein.

As specifically listed on Schedule A attached hereto and incorporated by reference, from November 16, 2009 through November 30, 2009, Mr. Gross has acquired an aggregate of 1,104,495 shares for investment purposes using personal funds in open-market transactions.

Item 4.	Purpose of Transaction.

The information in Item 4 of the Schedule 13D, the Amendment and Amendment No. 2 is incorporated herein by reference and is supplemented as follows.

As of November 30, 2009, Mr. Gross had acquired an additional 2.37% of the outstanding Class A Common Shares based upon 46,575,194 Class A Common Shares of the Issuer issued and outstanding as of September 30, 2009, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed on November 10, 2009 of Global Ship Lease for investment purposes in open-market transactions.

Item 5.	Interest in Securities of the Issuer.

The information in Item 5 of the Schedule 13D and the Amendment is incorporated herein by reference and is supplemented as follows.

(a) The information required by this paragraph is set forth in rows (11) through (13) of the cover page of this Amendment No. 3 and is incorporated herein by reference. As of November 30, 2009, the Reporting Persons are the beneficial owners of an aggregate of approximately 26.44% of the issued and outstanding Class A Common Shares (based upon 53,473,467 outstanding shares, which includes the 46,575,194 Class A Common Shares of the Issuer issued and outstanding as of September 30, 2009, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed on November 10, 2009, as well as the 3,007,288 Class A Common Shares underlying the Class A Warrants held by Marathon Founders and the

CUSIP No. Y27183105	Page 5 of 8 Pages

3,850,000 Class A Common Shares underlying the Founder Warrants and 40,985 restricted stock units which will vest in January 2010 which are held by Mr. Gross). Marathon Founders holds 2,801,357 of the Class A Common Shares and 3,007,288 Class A Warrants that are exercisable for Class A Common Shares beneficially owned by Mr. Gross. Mr. Gross may be considered to have beneficial ownership of Marathon Founders’ interests in Global Ship Lease.

(b) The response of the Reporting Persons to (i) rows (7) through (10) of the cover page of this statement and (ii) Item 5(a) are incorporated herein by reference.

(c) Other than as described in this Amendment No. 3 and on Schedule A to this Amendment No. 3 which is incorporated herein by reference, the Reporting Persons have not effected any other transactions in the Class A Common Shares during the past 60 days.

(d) Not applicable.

Item 7.	Material to be Filed as Exhibits.
1.

Joint Filing Agreement, dated November 19, 2009, by and among Michael S. Gross and Marathon Founders, LLC (incorporated by reference to Exhibit 1 to Amendment No. 2 of Schedule 13D filed on November 20, 2009)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2009

By:	/s/ Michael S. Gross

Name:	Michael S. Gross

MARATHON FOUNDERS, LLC

By:	/s/ Michael S. Gross

Name:	Michael S. Gross
Title:	Managing Member

CUSIP No. Y27183105	Page 7 of 8 Pages

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF MARATHON FOUNDERS, LLC

Name	Position	Address
Michael Gross	Managing Member	500 Park Avenue 5th Floor New York, NY 10022

CUSIP No. Y27183105	Page 8 of 8 Pages

SCHEDULE A

Michael S. Gross

Shares Purchased/Acquired	Price Per Share	Date of Purchase/Acquisition
25,000	1.0700	11/16/09
25,000	1.0800	11/16/09
25,000	1.0900	11/16/09
50,000	1.0900	11/16/09
50,000	1.0696	11/17/09
50,000	1.0800	11/17/09
50,000	1.0764	11/17/09
50,000	1.0755	11/17/09
50,000	1.0700	11/17/09
50,000	1.0682	11/17/09
50,000	1.0703	11/17/09
31,000	1.0786	11/17/09
50,000	1.1300	11/18/09
50,000	1.1400	11/18/09
49,700	1.1500	11/18/09
900	1.1600	11/18/09
4,700	1.1700	11/18/09
38,400	1.2500	11/19/09
50,000	1.2700	11/19/09
5,500	1.2600	11/19/09
4,201	1.2900	11/19/09
25,000	1.3600	11/19/09
1,900	1.3600	11/19/09
6,000	1.3800	11/19/09
13,300	1.4200	11/19/09
11,700	1.4200	11/19/09
25,000	1.4000	11/19/09
25,000	1.3900	11/19/09
25,000	1.5000	11/20/09
21,500	1.5000	11/20/09
25,000	1.5000	11/24/09
15,694	1.5000	11/24/09
2,500	1.4500	11/25/09
1,000	1.4600	11/25/09
100	1.4650	11/25/09
4,400	1.4700	11/25/09
4,000	1.4800	11/25/09
13,000	1.5000	11/25/09
25,000	1.3300	11/27/09
50,000	1.4956	11/30/09
50,000	1.4999	11/30/09

Marathon Founders, LLC

None